FUTRO & ASSOCIATES, P.C.

Attorneys and Counselors at Law

ALAMO PLAZA

1401 SEVENTEENTH STREET - 11TH FLOOR

DENVER, COLORADO 80202

TELEPHONE (303) 295-3360

FACSIMILE  (303) 295-1563

TROY A. YOUNG

tyoung@futrofirm.com

March 17, 2005

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BlastGard International, Inc.
Registration Statement on Form SB-2 and Pre-Effective Amendments 1 and 2
File No. 333-47924
Annual Report on Form 10-KSB and Subsequent Exchange Act Reports
File No. 333-47924

Dear Mr. Kelly:

On behalf of BlastGard International, Inc. (“BlastGard”), following please find BlastGard’s responses to your comment letter dated January 19, 2005. The responses are numbered to correspond to the numbered comments in your letter.

1.	We take note of your comment and we will comply with the comments as appropriate in the Form SB-2, Form 10-KSB and, if applicable, future Exchange Act filings.

2.	We take note of your comment and will provide an updated consent form from the independent accountant in each amendment to the Form SB-2.

3.	We have included updated financial statements and related disclosures.

4.	We have deleted the safe-harbor language on page 22 and elsewhere.

5.	BlastGard is registering 1,420,000 shares of common stock issuable upon conversion of principal and interest on secured convertible notes held by certain selling securityholders. Pursuant to the Subscription Agreement with the lenders, the number of shares being registered represents 150% of the number of shares of common stock issuable upon conversion in full of the principal of the notes at a conversion price of $1.50 per share. This amount is a reasonable estimate of the number of shares that would be issuable upon conversion of the principal and all accrued interest if the notes

FUTRO & ASSOCIATES, P.C. Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

March 17, 2005

are not pre-paid or converted before maturity. Further, the 150% figure was negotiated and agreed upon between BlastGard and the lenders, and was a material condition to the lenders agreement to complete the financing. BlastGard is contractually obligated pursuant to its agreement with the lenders to register this amount of shares, and failure to do so would subject BlastGard to substantial penalties. Please also refer to section 11.1(iv) of the agreement with the lenders, which is included as exhibit 4.01 to the Form SB-2.

6.	The number of shares registered is correct. There was a typographical error that has been corrected (the number 4,870 should have read 4,970).

7.	The number of shares registered is correct. There was a typographical error in the selling securityholder table that has been corrected (Alpha Capital Akiengesellschaft has 1,433,333 shares to offer, not 1,133,333). The total number of shares listed in the selling securityholder table now matches the number of shares registered.

8.	The prospectus will not be used before the registration statement is effective.

9.	The symbol for BlastGard’s common stock, which trades on the OTC Bulletin Board, is BLGA. This can be verified at www.otcbb.com. Quotation information provided by some internet services, in particular Yahoo Finance, requires the addition of a “OB” extension to the end of the symbol to access quotations for OTC bulletin board traded securities. BLGA.OT is not a valid symbol on any system.

10.	The prospectus has been revised in response to this comment.

11-14.	The risk factors section of the prospectus has been revised in response to these comments. Note that this amended filing includes updated financial statements, and the independent accountant’s report does not include a going concern qualification. Accordingly, comment #13 is no longer relevant and the second risk factor has been deleted.

15.	The prospectus has been revised to clarify the differences between BlastGard International, Inc. (the public company), BlastGard Technologies, Inc. (a wholly-owned subsidiary of BlastGard International, Inc.), and BlastGard, Inc. (a dissolved corporation). Because BlastGard, Inc. no longer exists, there is no risk of claims by BlastGard, Inc. or risk of confusion in the market, so a risk factor is not necessary or appropriate.

FUTRO & ASSOCIATES, P.C. Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

March 17, 2005

16-20.	The risk factors section of the prospectus has been revised in response to these comments.

21.	BlastWrap must be replaced if there is a single intense detonation. In the process of mitigating a blast, BlastWrap is destroyed. Customers are aware that BlastGard is designed to do this and that it is a single-use product. The customers of BlastWrap must purchase more BlastWrap if they desire to do so, which means more sales for BlastGard. There is no risk to BlastGard, its customers or its investors under these circumstances, so a risk factor is not necessary or appropriate.

22-26.	The description of the business section of the prospectus has been revised in response to these comments.

27.	The description of the business section of the prospectus has been revised in response to this comment. As clarified in the prospectus, BlastGard does not have contracts with these entities (other than non-disclosure agreements to protect the proprietary information of the parties). In one place, due to a typographical error, the word “contracted” should have read “contacted.”

28.	The description of the business section of the prospectus has been revised in response to this comment. As clarified in the prospectus, BlastGard does not have contracts with these entities (other than non-disclosure agreements to protect the proprietary information of the parties).

29.	The description of the business section of the prospectus has been revised in response to this comment. As clarified in the prospectus, BlastGard was not compensated for the design work.

30.	BlastGard is currently working with Lockheed Martin, Armor Systems International and Defense Ordnance Safety Group. BlastGard does not have any contracts with these entities (other than non-disclosure agreements to protect the proprietary information of the parties).

31.	BlastGard is working with Nordisk Aviation Products, the largest manufacturer of LD3 containers.

32-35.	The prospectus has been revised in response to these comments.

36.	BlastGard has various agreements with several entities, including Media Metrica Ltd., that are not disclosed in the prospectus because management has determined they are

FUTRO & ASSOCIATES, P.C. Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

March 17, 2005

not currently material to the business of the company because (1) there has been no material performance to date under any of these agreements, and (2) there are no assurances of material performance in the near future. In the event that management later determines that any of these agreements becomes material, BlastGard will make the necessary disclosures at that time.

37.	The financial statements in the prospectus have been updated and replaced with BlastGard’s audited financial statements for the year ended December 31, 2004. The independent accountant’s report for the new period does not contain a “going concern” qualification, so there is no basis for providing disclosure about a “going concern” uncertainty. The Plan of Operation has been revised to provide additional disclosures required by Item 303(a) of Regulation S-B.

38.	The financial statements in the prospectus have been updated and replaced with BlastGard’s audited financial statements for the year ended December 31, 2004. The note payable that was on the September 30, 2004 balance sheet was repaid in December 2004. The only notes payable on the December 31, 2004 balance sheet are the notes issued in the financing completed in December 2004, which is fully described in the Plan of Operation.

39-41.	The Plan of Operation has been revised in response to these comments.

42.	The prospectus has been revised in response to this comment.

43.	The prospectus has been revised in response to this comment.

44.	The Certain Relationships and Related Transactions section of the prospectus has been revised in response to this comment. Please note that the transaction described in the first bullet point in the comment is no longer included because it did not occur within the last two fiscal years.

45.	As described above in response to comments 6 and 7, certain errors have been corrected. All shares issued or issuable in transactions described in the narrative section are being registered for resale. The sum of the shares in the narrative equals the total number of shares in the selling securityholders table, which also equals the number of shares registered.

46.	The prospectus has been revised in response to this comment.

FUTRO & ASSOCIATES, P.C. Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

March 17, 2005

47-49.	BB Securities Co. informs us that it is not a broker dealer or a broker dealer affiliate. The prospectus has been revised to clarify that Basic Investors, Inc. and Andrew Garrett, Inc. are both broker dealers who acquired their securities as compensation for underwriting activities (each acted as a placement agent in separate private placements and received warrants). Please note that subsequent to receiving the comment letter, Andrew Garrett, Inc. re-distributed its warrants to five of its employees, who are now identified in the table.

50.	The prospectus has been revised in response to this comment.

51.	The prospectus has been revised in response to this comment.

52.	The total in the table has been corrected.

53.	The total in the table has been corrected.

54.	The financial statements in the Form SB-2 have been updated and replaced with BlastGard’s audited financial statements for the year ended December 31, 2004.

55.	The audits were performed in accordance with the standards of the Public Company Accounting Oversight Board, and the auditors’ reports that were included in the Pre-Effective Amendment No. 2 for OPUS Resource Group, Inc. (“OPUS”) and Blastgard Technologies, Inc. (“BTI”) have been corrected to conform with the terminology required by PCAOB Auditing Standard No. 1. An amended Form 10-KSB for December 31, 2003 has been filed.

56.	Note 11 to the OPUS financial statements has been updated to disclose the amount of accounts payable and accrued liabilities that were settled during January 2004. The remaining liabilities were carried onto the books of BlastGard and included in BlastGard’s interim financial statements. An amended Form 10-KSB for December 31, 2003 has been filed.

57.	The statement of shareholders’ deficit included in BlastGard’s September 30, 2004 financial statements have been revised to include each equity issuance since September 26, 2003 (inception). An amended Form 10-QSB for September 30, 2004 has been filed.

58.	All historical and pro forma financial statements associated with BlastGard’s September 30, 2004 financial statements and OPUS’ December 31, 2003 financial statements have been revised to retroactively reflect all stock splits. Necessary adjustments have been

FUTRO & ASSOCIATES, P.C. Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

March 17, 2005

made throughout the Form SB-2. An amended Form 10-KSB for December 31, 2003 and an amended Form 10-QSB for September 30, 2004 have been filed.

59.	Disclosures required by paragraph 40(c) of SFAS 128 have been added to Note 5 of BlastGard’s September 30, 2004 financial statements. An amended Form 10-QSB for September 30, 2004 has been filed.

60.	The agreements entered into with the consultants covered periods of 18 months unless otherwise terminated by either party. Because the options vest over a period of 18 months, and any unvested options would be cancelled if the consulting agreement were cancelled prior to completing the agreement, BlastGard recognized the expense for these services based on the vesting schedule of the options.

61.	The pro forma disclosure for the vesting employee stock options has been revised to coincide with the vesting requirements. The increase in the net loss due to the fair value of the employee stock options was mistakenly reported at 100% of the fair value, rather than the proportionate percentage vested as of September 30, 2004. An amended Form 10-QSB for September 30, 2004 has been filed.

62.	The disclosures to OPUS’ December 31, 2003 financial statements and BlastGard’s September 30, 2004 financial statements have been updated to more clearly reconcile the changes and rollforward of the respective options and warrants. An amended Form 10-KSB for December 31, 2003 and an amended Form 10-QSB for September 30, 2004 have been filed.

BlastGard granted 100,000 warrants to former officers and directors during 2002. These warrants are reported in Note 8 to OPUS’ December 31, 2003 financial statements. These warrants are also reported as “granted” in the summary schedule included at the end of Note 6 to OPUS’ December 31, 2003 financial statements. So, the 100,000 warrants granted to the former officers and directors are included in the 450,000 warrants shown as outstanding at December 31, 2003 and, in the rollforward, the warrants are reported as the expiration of 20,000 warrants (adjusted to reflect the March 2004, 1 for 5 reverse stock split).

Prior to the reverse merger, OPUS had 657,100 options and 450,000 warrants outstanding, respectively. The subsequent BlastGard rollforward schedule reports a beginning balance of 131,420 options and 90,000 warrants outstanding, respectively. The reduction of the options and warrants on the rollforward schedule is due to the March 2004, 1 for 5 reverse stock split.

FUTRO & ASSOCIATES, P.C. Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

March 17, 2005

63.	BlastGard is a Colorado corporation, and Cordovano and Honeck, LLP (formerly Cordovano and Honeck, P.C.), has been the independent accountant since inception. BlastGard acquired BlastGard Technologies, Inc., a Florida corporation, in a reorganization in January 2004. Since BlastGard Technologies, Inc. was recently formed (September 2003) and had no operating history, Cordovano and Honeck, LLP, was able to continue as the auditor of BlastGard, which now operates through its wholly-owned subsidiary, BlastGard Technologies, Inc., based in Florida. BlastGard provided information to the auditors who physically performed the audit in Colorado. The auditors did not travel to Florida or perform the audit in Florida. They were able to do this because BlastGard is a development stage company, and does not, at this time, have the operations or physical assets that would require the auditor to perform the audit in Florida. We are not aware of any Florida state laws that apply to BlastGard’s choice of auditor; and to the extend that Florida state laws govern the work of auditors, the auditors have informed us that they are not required to be licensed in Florida unless they physically perform the audit in Florida. In the event that BlastGard’s business progresses as anticipated in 2005, for the next annual audit, either the auditors will need to become licensed in Florida or BlastGard will need to change auditors to ones licensed in Florida.

64.	The financial statements in the Form SB-2 have been updated and replaced with BlastGard’s audited financial statements for the year ended December 31, 2004. The income tax footnotes have been revised to disclose that the valuation allowance offsets deferred tax assets for which it is “more likely than not” that the deferred tax assets will not be realized.

65.	The financial statements in the Form SB-2 have been updated and replaced with BlastGard’s audited financial statements for the year ended December 31, 2004.

66-68.	Part II of the Form SB-2 has been revised in response to these comments.

69.	The duplicate information appeared in the original Form SB-2 filing, but was corrected in the first and second amendments (both were filed prior to receiving the comment letter).

70.	This disclosure was missing from the original Form SB-2 filing, but was corrected in the first and second amendments (both were filed prior to receiving the comment letter).

71.	The transaction described in the first bullet point of this comment describes a transaction by BlastGard Technologies, Inc. in early January 2004 before it became a subsidiary of BlastGard (the public company) in the reorganization that occurred on January 31, 2004. The shares issued by BlastGard Technologies, Inc. were exchanged

FUTRO & ASSOCIATES, P.C. Attorneys and Counselors at Law

Edward M. Kelly, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

March 17, 2005

by its shareholders for shares of BlastGard in the reorganization, which is described in paragraph 10 under “Recent Sales of Unregistered Securities.”

The transactions described in the second and third bullet points were not included under Recent Sales of Unregistered Securities” because the shares issued in these transactions were registered (on Form S-8).

72.	This disclosure was in fact included in the Form SB-2 filing and in the first and second amendments. It was also referenced in the last bullet point of comment no. 66.

73.	Part II of the Form SB-2 has been revised in response to this comment.

74.	The employment agreement of Kevin J. Sharpe has been filed as an exhibit to the Form SB-2.

75.	The Form SB-2 has been revised in response to this comment.

76.	As requested, future filings will be revised in response to this comment.

77.	BlastGard has modified the certifications and has filed amendments to the Form 10-KSB for December 31, 2003 and to each Form 10-QSB for each quarter in 2004.

78.	As requested, future filings will be revised in response to this comment. The amended filings have also been revised in response to this comment.

In addition to the filings made on EDGAR, you are being sent by overnight courier three hard-copies of each filing. The Amended Form SB-2 is marked to show changes.

Please do not hesitate to contact me if you have any questions or require additional information.

Sincerely,

FUTRO & ASSOCIATES, P.C.

Troy A. Young

Encl.